Exhibit 1.2


                  DRAWBRIDGE SPECIAL OPPORTUNITIES ADVISORS LLC
                           1345 AVENUE OF THE AMERICAS
                                   46TH FLOOR
                               NEW YORK, NY 10105



December 7, 2005


Dr. E. Linn Draper, Jr.
Chairman of the Board

Michael J. Hanson
President and Chief Executive Officer

Northwestern Corporation
125 South Dakota Ave., Suite 1100
Sioux Falls, SD 57104


Gentlemen:

Affiliates of Drawbridge Special Opportunities Advisors LLC ("Drawbridge") own 1,898,406 common shares of Northwestern Corp. ("Northwestern" or "the Company"), or approximately 5.3% of the Company's total issued and outstanding shares (excluding warrants).

We have reviewed the Company's announcement from December 6. While we welcome the Board's decision to evaluate all strategic alternatives in the interest of maximizing shareholder value, the adoption of a shareholders' rights plan has raised some serious concerns for us.

These concerns stem from what we perceive as reticence by the Board to seriously consider two separate proposals for strategic combinations involving the Company, despite shareholders' clear preference for a strategic combination, and against Northwestern's stand-alone plan. In our view, the adoption of a shareholders' rights plan serves merely to entrench existing management, and it is the shareholders who must ultimately determine what is in their best interest.

The Company first articulated its stand-alone plan on November 9, as part of its 3Q2005 earnings release. It announced that the Board had approved an increase in the common stock dividend and the institution of a share buyback program. However, despite this, and the release of 2006 earnings guidance which is 20%-35% higher than that expected for 2005, in the next five trading sessions the stock moved down about 4% from its November 8 close.

It wasn't until Black Hills Corporation's ("Black Hills") intentions to seek a merger with Northwestern, which contemplated paying Northwestern shareholders between $33 and $35 per share, became public on November 23, that the stock finally made a significant upward move, to levels which, in our opinion at least, begin to approach fair value.

We have met with senior management of Black Hills, have analyzed publicly available information relating to the proposed transaction, and strongly believe that it presents a compelling alternative to Northwestern's stand-alone plan. We feel that a Black Hills-Northwestern combination makes good strategic sense, and that the consideration to Northwestern shareholders, as proposed by Black Hills, is attractive.

It has always been our intention, in light of the Company's recent emergence from Chapter 11, to give the Board ample opportunity to return Northwestern to a normalized operating and financial posture. However, we are increasingly skeptical that the Board's stand-alone plan will meaningfully enhance shareholder value, and believe that steps should be taken to consummate what we view as a viable and attractive deal with Black Hills. Specifically, we would like to see the Board, within the next week, execute a confidentiality agreement and begin good faith discussions with Black Hills, with the aim of negotiating a definitive merger agreement by the end of January 2006.

There is, in our view, no reason not to take these steps, and we can only interpret your failure to do so within a reasonably short time frame as evidence that, despite today's announcement, you are not interested in assessing legitimate offers for the Company in order to determine whether they are in the best interests of the Company's shareholders. This is a very serious matter to us, and we would appreciate the Board according it the attention it deserves. Thank you.



Sincerely,


/s/ Robert J. Fraley
--------------------
Robert J. Fraley
Managing Director
Drawbridge Special Opportunities Advisors LLC